UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

AMENDMENT NO. 20 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012, Amendment No. 6 thereto filed on June 11, 2012, Amendment No. 7 thereto filed on July 11, 2012, Amendment No. 8 thereto filed on September 18, 2012, Amendment No. 9 thereto filed on November 13, 2012, Amendment No. 10 thereto filed on December 11, 2012, Amendment No. 11 thereto filed on December 26, 2012, Amendment No. 12 thereto filed on December 31, 2012, Amendment No. 13 thereto filed on February 7, 2013, Amendment No. 14 thereto filed on March 1, 2013, Amendment No. 15 thereto filed on March 12, 2013, Amendment No. 16 thereto filed on March 14, 2013, Amendment No. 17 thereto filed on March 21, 2013, Amendment No. 18 thereto filed on March 26, 2013 and Amendment No. 19 thereto filed on March 28, 2013 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On April 8, 2013, Roust Trading, Steb Holdings Ltd., an affiliate of Alfa Group (the “Lender”), and an affiliate of Roust Trading, Closed Joint Stock Company “Russian Standard” Corporation (“RSC,” and together with Roust Trading, the “Guarantors”), entered into a binding term sheet (the “Loan Term Sheet”) setting forth the terms of an agreement by the Lender to lend (the “Loan”) to JSC “Russian Alcohol Group” (“RAG”) or such other subsidiaries of the Issuer that are agreed upon by the Lender, the Issuer and Roust Trading (each, a “Borrower”) up to $100,000,000 in aggregate principal amount (the “Loan Amount”) at an annual interest rate of 13.75%. Roust Trading had been informed by the Issuer prior to the execution of the Loan Term Sheet that the Issuer’s board of directors had approved the Loan Term Sheet and the terms and structure of the Loan contemplated thereby. If subsidiaries of the Issuer borrow some but not all of the Loan Amount, Roust Trading is required to borrow the remainder and if subsidiaries of the Issuer do not undertake any borrowing under the Loan Term Sheet, then Roust Trading will be entitled (but is not required) to borrow the Loan Amount. The Loans may be used by the Borrowers for general corporate purposes, including funding in support of the restructuring plan of the Issuer and its subsidiaries and the further development of their businesses. The Term Sheet provides that each Borrower would enter into a stand-alone bilateral facility agreement with the Lender upon identical terms (each, a “Bilateral Facility Agreement”) in aggregate not to exceed the Loan Amount, with a maximum of five Bilateral Facility Agreements. Each Borrower’s obligations with respect to the Bilateral Facility Agreements would be guaranteed by the Guarantors pursuant to a Deed of Guarantee and Indemnity, the material terms of which are set forth in a binding term sheet entered into between the Lender and the Guarantors on April 8, 2013 (the “Guarantee Term Sheet”).

The Loans mature one year from the date of drawdown (the “Maturity Date”), which term may be extended by the Borrower for an additional two years on terms to be agreed by the parties to the Loan and the Guarantors. The Lender’s commitment to make Loans will terminate on the earliest to occur of (x) the date of the drawdown (which must occur on the same date for the full Loan Amount), (y) the six-month anniversary of the date of the Loan Term Sheet and (z) the termination of the Loan Term Sheet by Roust Trading pursuant to the terms thereof (the “Commitment Period”). The Term Sheet provides that under certain circumstances, a break-up fee will be payable to the Lender in the event that the Borrower does not incur the Loan prior to the expiration or termination, as applicable, of the Commitment Period. Roust Trading may terminate the Loan Term Sheet at any time prior to the drawdown of the Loan at its discretion, provided that it pays the break-up fee. The Lender is also entitled to certain other fees in connection with the Loan, as set forth in the Loan Term Sheet and the Fees Letter, dated as of April 8, 2013, by and among the Lender and the Guarantors (the “Fees Letter”).

The drawdown of the Loan is subject to certain conditions precedent set forth in the Loan Term Sheet, including, among other things, that none of the Plan Support Agreement, the Amended and Restated Plan Support Agreement, and the RTL Investment Agreement shall have been terminated.

The Loan Term Sheet does not and the Bilateral Facility Agreements will not in any way restrict the Lender or any of its affiliates from participating in, proposing or otherwise supporting any alternative proposal for any restructuring transaction involving the Issuer or any of its subsidiaries.

The foregoing disclosure is qualified in its entirety by reference to the full text of the Loan Term Sheet, a copy of which is attached hereto as Exhibit 99.43 and is incorporated herein by reference, the Guarantee Term Sheet, a copy of which is attached hereto as Exhibit 99.44 and is incorporated herein by reference, and the Fees Letter, a copy of which is attached hereto as Exhibit 99.45.

The Reporting Persons may in the future engage in conversations with the Issuer, other stockholders and/or other security holders with respect to this matter or other transactions or changes in governance, management or the Board of Directors of the Issuer and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsections (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

The matters set forth in Item 4 of this Amendment No. 20 are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.    Material to be Filed as Exhibits

Persons The Reporting hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description
Exhibit 99.43	Loan Term Sheet, dated as of April 8, 2013, by and among the Lender and the Guarantors
Exhibit 99.44 Exhibit 99.45	Guarantee Term Sheet, dated as of April 8, 2013, by and among the Lender and the Guarantors Fees Letter, dated as of April 8, 2013, by and among the Lender and the Guarantors

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2013

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko